June 22, 2015

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:  Ronald E. Alper

Re:                             Natera, Inc.

Registration Statement on Form S-1

File No. 333-204622

Dear Mr. Alper:

We are submitting this letter on behalf of Natera, Inc. (the “Company”), in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of Amendment No. 1 to the above-referenced Registration Statement on Form S-1 filed on June 22, 2015 (the “Registration Statement”).

As disclosed in Amendment No. 1, on June 18, 2015, the Company granted options to purchase 409,975 shares of common stock. The Company has not granted any other equity awards following June 18, 2015. At the time the grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such grants was $12.8501 per share. This is approximately 20% less than $16.00, the midpoint of the estimated initial public offering price range included on the prospectus cover page of Amendment No. 1.

The Company believes the difference between the fair value of its common stock on June 18, 2015, and the midpoint of the estimated initial public offering price range is that the estimated initial public offering price range necessarily assumes that the initial public offering has occurred and a public market for the Company’s common stock has been created in the beginning of July 2015, and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the determination of fair value on June 18, 2015, or the possibility that the Company would not complete an initial public offering.

* * * *

Securities and Exchange Commission

June 22, 2015

Please contact me at (650) 321-2400 or, in my absence, John F. Dietz, if you have any questions about this letter.

Sincerely yours,

/s/ Richard C. Blake

Richard C. Blake
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP

cc:                                Herm Rosenman

Daniel Rabinowitz, Esq.

Josh Leichter, Esq.

Natera, Inc.

Robert V. Gunderson, Jr., Esq.

John F. Dietz, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Alan F. Denenberg, Esq.

Davis Polk & Wardwell LLP

Joseph A. Muscat

Ernst & Young LLP